UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

BLACKSANDS PETROLEUM INC

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

09250Y202

(CUSIP Number)

AUGUST 15, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09250Y202

1.	Name of Reporting Persons MR. HAROLD HODGSON
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a)  [_]
(b)  [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization
CANADA

5.	Sole Voting Power
1,039,000 Owned by Beneficiary (Harold Hodgson) and 47,522 share owned by his Spouse

NUMBER OF
SHARES
BENEFICIALLY	6. Shared Voting Power
OWNED BY	NIL
EACH
REPORTING	7. Sole Dispositive Power
PERSON	1,086,522
WITH:	8. Shared Dispositive Power
NIL

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,039,000 owned by Beneficiary and 47,522 owned by his spouse

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)                                                 [_]

11.	Percent of Class Represented by Amount in Row (9)
6.6293% based upon 16,389,567 issued and oustanding shares of the Issuer

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No.  09250Y202

ITEM 1.

     (a)  Name of Issuer:   Blacksands Petroleum Inc

     (b)  Address of Issuer's Principal Executive Offices: 25025  145N, Suite # 410, The Woodlands, Texas 77380  USA

ITEM 2.

     (a)  Name of Person Filing:  Mr. Harold Hodgson

     (b)  Address of Principal Business Office, or if None, Residence:
            #700-200 Burrard Street, Vancouver, B.C.  V6C 3L6   Canada
     (c)  Citizenship:
            Canadian
     (d)  Title of Class of Securities:
            Common Shares
     (e)  CUSIP Number:
            09250y202

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR  240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  SEE ITEM # 9 ON COVER PAGE

     (b)  Percent of class:  SEE ITEM # 11 ON COVER PAGE

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

          (ii)  Shared power to vote or to direct the vote

          (iii) Sole power to dispose or to direct the disposition of

          (iv)  Shared power to dispose or to direct the disposition of

SEE ITEMS # 5 – 8 ON COVER PAGE

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10.  CERTIFICATIONS.

     (a)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: APRIL 17, 2013	By:
Name: HAROLD HODGSON
Title: BENEFICIAL OWNER

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)